UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

360 DigiTech Inc

(Name of Issuer)
Class A ordinary shares, par value US$0.00001 per share

(Title of Class of Securities)
88557W101**

(CUSIP Number)

February 9, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**CUSIP Number 88557W101 applies to the American Depository Shares (“ADSs”) of 360 DigiTech, Inc. (the “Issuer”). Each ADS represents two Class A Ordinary Shares. No CUSIP number has been assigned to the Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88557W101	SCHEDULE 13G	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS OceanLink Partners Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,973,130 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 15,973,130 (1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,973,130 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (2)
12		TYPE OF REPORTING PERSON PN

(1)Represents 15,973,130 Class A Ordinary Shares in the form of ADSs.
(2) Based upon 318,062,703 Class A Ordinary Shares outstanding.

CUSIP No. 88557W101	SCHEDULE 13G	Page 3 of 9 Pages

Item 1.	(a) Name of Issuer

360 DigiTech Inc

Item 1.	(b) Address of Issuer’s Principal Executive Offices

China Diamond Exchange Ctr, Bl 555

No. 1701 Centu Shanghai, 200122

The People’s Republic of China

Item 2.	Names of Person Filing

This statement on Schedule 13G is being filed by OceanLink Partners Fund, LP, a Delaware limited partnership (the “Reporting Person”).

Address of Principal Business Office

 The business address of OceanLink Partners Fund LP is Unit 2430, 24/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

 Citizenship

OceanLink Partners Fund LP is a limited partnership organized under the laws of Delaware

Item 2.	(d) Title of Class of Securities

Class A Ordinary Shares, par value $0.0001 per share (represented by American Depositary Shares)

Item 2.	(e) CUSIP No.:

88557W101 - There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 88557W101 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, each ADS representing two Class A Ordinary Shares

CUSIP No. 88557W101	SCHEDULE 13G	Page 6 of 9 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 88557W101	SCHEDULE 13G	Page 4 of 9 Pages

Item 4. Ownership

a) Amount beneficially owned by each Reporting Person: 15,973,130

b) Percent of class beneficially owned by each Reporting Person: 5.0%

c) Number of shares as to which OLP has (i) the sole power to vote or direct the vote of: 15,973,130; (ii) the shared power to vote or to direct the vote of: 0; (iii) the sole power to dispose or to direct the disposal of: 15,973,130; and (iv) the shared power to dispose or to direct the disposal of: 0.

The amount beneficially owned by each Reporting Person is determined based on 318,062,703 Ordinary shares outstanding as of February 16, 2023. The Reporting Person is relying on information provided by the Issuer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 88557W101	SCHEDULE 13G	Page 5 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2023

OceanLink Partners Fund LP

By:	/s/ Richard Li
Richard Li, Director